UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2009

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

On September 22, 2009, ASAT Holdings Limited (the “Company”) issued a press release announcing that its Board of Directors has commenced a formal process to seek strategic alternatives, which could include the sale of the Company or one of more of its subsidiaries. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: September 22, 2009
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated September 22, 2009, announcing that its Board of Directors has commenced a formal process to seek strategic alternatives, which could include the sale of the Company or one of more of its subsidiaries.

Exhibit 99.1

ASAT Holdings Limited Announces Intention To Explore Strategic Alternatives

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – September 22, 2009 – ASAT Holdings Limited (OTCBB: ASTTY) (the “Company”), a global provider of semiconductor package design, assembly and test services, announced today that its Board of Directors has commenced a formal process to seek strategic alternatives, which could include the sale of the company or one of more of its subsidiaries. Interested stakeholders in ASAT Holdings have agreed that this course of action accelerates the process to create a financially stronger business.

ASAT has hired Macquarie Capital to provide strategic advisory services and explore other alternatives to maximize value for the Company’s stakeholders.

“For several months we worked in collaboration with our creditors to develop an equitable solution that would be in the best interest of the Company, creditors, shareholders, customers and employees. Recently, it became clear the best path to pursue was to explore other strategic alternatives. The restructuring options we were previously considering, combined with challenging industry conditions, would have continued to put pressure on our capital requirements. These factors were the primary reason the Board is seeking strategic alternatives in lieu of proceeding with the previously announced scheme of arrangement in the Cayman Islands that was scheduled for September 21, 2009. We are committed to expediting this process and are confident we can reach a favorable outcome for stakeholders,” said Eric E. Thompson, Chief Restructuring Officer and CEO of ASAT Holdings Limited.

“ASAT has a world class manufacturing center in Dongguan, which is one of the largest and most advanced semiconductor assembly and test operations in mainland China,” said Mr. Thompson. “This facility offers room for considerable expansion, and will remain an important part of our future plans.”

The Company does not intend to provide updates or make any further comment until the outcome of the process is determined or until there are significant developments.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

There can be no assurance regarding the timing of or whether the Company will elect to pursue any of the strategic alternatives it may consider, or that any such alternatives will result in changes to the Company’s plans or will be consummated. This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including: the risk that the Company may not be able to continue as a going concern if a financing, sale or other strategic alternative is not implemented and that its operations may be materially adversely affected if, for example, any of its creditors take legal action against the Company, its customers and/or suppliers determine that the Company presents credit or supply risks; the Company is unable to maintain and enhance its operational metrics on an ongoing basis; the risk that the Company will not be able to obtain adequate future funding for its operations; the Company’s dependence on the highly cyclical semiconductor market; acceptance and demand for the Company’s products and services; and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission containing quarterly financial information. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com